Shareholder Meeting (unaudited). At a special meeting of shareholders held on August 5, 2004 (the Meeting), shareholders of the Loomis Sayles Investment Grade Bond Fund (the Fund) Class J shares voted for the following proposals:
1. Approval of a Distribution Agreement between the Loomis Sayles Funds Trust II (the Trust), on behalf of the Class J Shares of the Fund, and Loomis Sayles Distributors, L.P. for the period from November 1, 2003 through April 23, 2004, as well as the release of escrowed fees payable thereunder.
Voted For Voted Against Abstained Votes Total Votes
15,450,191 62,000 660,400 16,172,591
2. Approval of a Service and Distribution Plan relating to Class
J shares of the Fund, as well as the release of escrowed fees payable thereunder.
Voted For Voted Against Abstained Votes Total Votes
15,484,291 57,200 657,800 16,199,291